EX-21.1 SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.
EXHIBIT 21.1

SUBSIDIARIES OF SUPER MICRO COMPUTER, INC.

Name of Subsidiaries State of Incorporation

Advanced Business Computer, Inc.	United States of America
Super Micro Computer B.V.	The Netherlands
Super Micro Computer Holdings B.V.	The Netherlands
Super Micro Computer International Inc.	Cayman Islands
Super Micro Computer Limited	England and Wales
Super Micro Asia Science and Technology Park, Inc.	Taiwan
Super Micro Computer Taiwan, Inc.	Taiwan
Gemini Open Cloud Computing, Inc.	Taiwan
Super Micro Computer US LLC	United States of America
Super Micro Computer Malaysia Sdn Bhd	Malaysia
Supermicro KK	Japan
Supermicro Limited	England and Wales
Supermicro Technology (Beijing) Co., Ltd.	China